Consultant Agreement

This agreement dated March17, 2017 is made by and between Vet Online Supply, Inc, whose address is 1401 Market Street, PMB 309, San Diego, CA, 92101, referred to as "Company", and Gary B Tilden, whose address is 3260 Blackhawk Circle, Riverside, CA, 92503-5474, referred to as "Consultant."

RECITALS

WHEREAS, Company desires to retain Consultant to provide administrative and business services for a period of three months from the date of this Agreement; and

WHEREAS, Consultant has agreed to perform consulting work for the Company in providing general administrative and other related activities as directed by the Company;

NOW, THEREFORE, the parties hereby agree as follows:

1. Consultant's Services. The company hereby retains the consultant to perform the services in accordance with the terms and conditions set forth in this agreement: The consultant will consult with the officers of the company concerning matters relating to the business of the Company.

2. Consideration. Company shall pay Consultant the following:

a.	Monthly Fee: The Company agrees to pay the Consultant $1,500 cash on a per month basis, at the beginning of each month.

b.	Stock Bonus: The Company agrees to an issuance of VTNL Common Stock of $15,000.00, to be issued upon signing this agreement.

3. Independent Contractor.  Nothing herein shall be construed to create an employer-employee relationship between the Company and Consultant. Consultant is an independent contractor and not an employee of the Company or any of its subsidiaries or affiliates. The consideration set forth in Section 2 shall be the sole consideration due Consultant for the services rendered hereunder. It is understood that the Company will not withhold any amounts for payment of taxes from the compensation of Consultant hereunder. Consultant will not represent to be or hold herself out as an employee of the Company.

4. Confidentiality.  The Consultant agrees that any information received by the Consultant during any furtherance of the Consultant's obligations in accordance with this contract, which concerns the personal, financial or other affairs of the company will be treated by the Consultant in full confidence and will not be revealed to any other persons, firms or organizations.

5. Term. This Agreement shall commence on the above date after payment has been received and shall terminate in 30 days.

6. Miscellaneous.

6.1 Entire Agreement and Amendments.  This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and replaces and supersedes all other agreements or understandings, whether written or oral. No amendment or extension of the Agreement shall be binding unless in writing and signed by both parties.

6.2 Binding Effect, Assignment.  This Agreement shall be binding upon and shall inure to the benefit of Consultant and the Company and to the Company's successors and assigns. Nothing in this Agreement shall be construed to permit the assignment by Consultant of any of its rights or obligations hereunder, and such assignment is expressly prohibited without the prior written consent of the Company.

6.3 Governing Law, Severability.  This Agreement shall be governed by the laws of the State of California. The invalidity or unenforceability of any provision of the Agreement shall not affect the validity or enforceability of any other provision.

WHEREFORE, the parties have executed this Agreement as of the date first written above.

Vet Online Supply, Inc

By: /s/Edward J. Aruda

Edward J. Aruda, CEO/President

Gary Tilden - Consultant

By: /s/Gary B. Tilden

Gary B Tilden